    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 20, 1995

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             INFORMATION STATEMENT
                          PURSUANT TO SECTION 14(F) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

                            THE C.R. GIBSON COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           0-4855                   06-0361615
 (STATE OR OTHER JURISDICTION OF      (COMMISSION FILE NUMBER)       (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)                                     IDENTIFICATION NO.)

                                32 KNIGHT STREET
                           NORWALK, CONNECTICUT 06856
          (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES, INCLUDING ZIP CODE)

                                 (203) 847-4543
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            THE C.R. GIBSON COMPANY
                                32 KNIGHT STREET
                           NORWALK, CONNECTICUT 06856
                            ------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER
                            ------------------------

                                  INTRODUCTION

GENERAL

     This Information Statement, which is being mailed on or about October 23, 1995 to holders of the Common Stock, $0.10 par value per share (the "Shares"), of The C.R. Gibson Company, a Delaware corporation (the "Company"), is being furnished in connection with the possible designation by Thomas Nelson, Inc., a Tennessee corporation (the "Parent"), of a majority of the Board of Directors of the Company (the "Board") pursuant to the terms of the Tender Offer and Merger Agreement dated as of September 13, 1995, as amended by Amendment No. 1 to Tender Offer and Merger Agreement dated as of October 16, 1995, by and between the Parent, Nelson Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Parent (the "Offeror"), and the Company (as so amended, the "Merger Agreement"). The Company expects the Parent to designate such number of directors (the "Parent Designees"), rounded up to the next whole number, as will give the Parent representation equal to the percentage of outstanding Shares purchased by the Parent pursuant to the tender offer (the "Offer") to purchase all outstanding Shares at $9.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 19, 1995, as supplemented and amended by the Supplement to the Offer to Purchase, dated October 16, 1995, and the related Letter of Transmittal (collectively, the "Offer to Purchase").

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATION PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Promptly following the purchase by the Offeror of such number of Shares as represents at least a majority of the outstanding Shares, the Parent shall be entitled pursuant to the Merger Agreement to designate such number of directors of the Company, rounded up to the next whole number, that equals the product of the number of directors on the Board multiplied by the percentage that the number of Shares so purchased bears to the number of Shares outstanding. The Company shall, at such time, take all actions necessary to cause the Parent Designees to be so elected, including, without limitation, increasing the number of directors or using its reasonable efforts to secure the resignation of such number of directors as is necessary to enable the Parent Designees to be so elected, or both. The consummation of the Offer would constitute a change in control of the Company. It is currently anticipated that a sufficient number of directors will resign and that certain of the Parent Designees will be elected to fill the vacancies so created to enable the Company to fulfill its obligations under the Merger Agreement without increasing the number of directors of the Company.

     The information contained in this Information Statement concerning the Parent Designees has been furnished to the Company by the Parent, and the Company assumes no responsibility for the accuracy or completeness of any such information.

     Pursuant to the Merger Agreement, on September 19, 1995, the Offeror commenced the Offer which is currently scheduled to expire on October 30, 1995, at which time, if the Offer is not extended and all conditions to the consummation of the Offer have been satisfied or waived, the Offeror will be obligated to purchase all Shares properly tendered pursuant to the Offer and not withdrawn.

     IN THE EVENT THAT THE CONDITIONS TO CONSUMMATION OF THE OFFER SET FORTH IN THE MERGER AGREEMENT AND THE OFFER TO PURCHASE ARE NOT SATISFIED OR WAIVED, OR IF THE MERGER AGREEMENT IS TERMINATED PURSUANT TO ITS TERMS PRIOR TO THE ELECTION OR APPOINTMENT OF THE PARENT DESIGNEES, THE PARENT WILL NOT HAVE ANY RIGHT UNDER THE MERGER AGREEMENT TO HAVE THE PARENT DESIGNEES ELECTED OR APPOINTED TO THE BOARD.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The only outstanding class of voting securities of the Company is the Shares. As of the close of business on October 18, 1995, there were outstanding 7,444,039 Shares, each of which is entitled to one vote on each matter to be considered at meetings of stockholders, including the election of directors.

     To the best of the Company's knowledge, the following entity was the beneficial owner of more than 5% of the outstanding Shares at December 31, 1994.

 TITLE                                                AMOUNT AND NATURE
  OF                  NAME AND ADDRESS OF               OF BENEFICIAL
 CLASS                 BENEFICIAL OWNER                 OWNERSHIP(1)        PERCENT OF CLASS
-------    -----------------------------------------  -----------------     ----------------
Common     Peter B. Cannell & Co., Inc..............      525,400 (2)       7.1%
  Stock    919 Third Avenue
           New York, NY 10022

---------------
(1) A "beneficial owner" of a security for purposes of Rule 13d-3 under the Exchange Act includes any person who, directly or indirectly, has or shares voting power and/or investment power, although not necessarily the economic benefit, with respect to that security.

(2) Information shown above has been obtained from a Schedule 13G dated February 10, 1995 containing information as of December 31, 1994, and filed with the Securities and Exchange Commission (the "SEC"). Such Schedule 13G states that Peter B. Cannell & Co., Inc. has sole voting and investment power as to all 525,400 Shares.

     The following is a tabulation as of October 18, 1995 of other stockholders of the Company who to the knowledge of the Company owned beneficially in excess of 5% of the outstanding Shares determined in accordance with Rule 13d-3 under the Exchange Act. In addition to the information set forth below, pursuant to certain stock option agreements dated as of September 13, 1995 among the Parent, the Offeror and certain stockholders of the Company, including certain directors and affiliates of the Company (the "Selling Stockholders"), the Parent shares voting power with the Selling Stockholders with respect to 2,004,246 Shares constituting 26.9% of the outstanding Shares in connection with certain matters specified in such stock option agreements and, accordingly, is deemed the beneficial owner of such Shares.

 TITLE                                                        AMOUNT AND NATURE
  OF                      NAME AND ADDRESS OF                   OF BENEFICIAL
 CLASS                     BENEFICIAL OWNER                     OWNERSHIP(1)        PERCENT OF CLASS
-------    -------------------------------------------------  -----------------     ----------------
Common     Bradford Venture Partners, L.P...................      1,025,262(2)            13.8%
  Stock    Overseas Equity Investor Partners,
           Overseas Private Investor Partners,
           Bradford Mills, Barbara M. Henagan,
           Robert J. Simon, c/o Bradford
           Associates, 22 Chambers Street,
           Princeton, NJ 08540
Common     The C.R. Gibson Company..........................      1,035,790(3)            13.9%
  Stock    Employee Stock Ownership Plan
           32 Knight Street, Norwalk, CT 06856
Common     Robert G. Bowman.................................        498,894(4)             6.7%
  Stock    32 Knight Street, Norwalk, CT 06856
Common     John G. Russell..................................        403,082(5)             5.4%
  Stock    2780 Redding Road, Fairfield, CT 06430

---------------
(1) A "beneficial owner" of a security for purposes of Rule 13d-3 includes any person who, directly or indirectly, has or shares voting power and/or investment power, although not necessarily the economic benefit, with respect to that security.

(2) Of such Shares, 405,743, 405,743, 113,333, 20,205, 6,751 and 4,453 Shares
    are owned directly or as trustee by Bradford Venture Partners, L.P., Overseas Private Investor Partners, Overseas Equity Investor Partners, Bradford Mills, Barbara M. Henagan and Robert J. Simon, respectively. Mr. Mills, Ms. Henagan and Mr. Simon are general partners of Bradford Associates, which is the general partner of Bradford Venture Partners, L.P. and Mr. Mills is Vice Chairman of the corporate general partner of Overseas Private Investor Partners. Under an agreement with a term until November 1998 among these stockholders (excluding Overseas Equity Investor Partners) and others, 911,929 of such Shares will be voted in favor of the election to the Board of the representatives designated by the holders of a majority of such Shares and in accordance with the decisions of such majority on substantially all other matters submitted to stockholders of the Company. The percentages of beneficial ownership of Bradford Venture Partners, L.P., Overseas Private Investor Partners, Overseas Equity Investor Partners, Mr. Mills, Ms. Henagan and Mr. Simon, determined in accordance with Rule 13d-3, are 5.5%, 5.5%, 1.5%, 13.8%, 13.8%, and 12.3%, respectively.

(3) There are three co-trustees of The C.R. Gibson Company Employee Stock Ownership Plan (the "ESOP"), who are officers of the Company: Frank A. Rosenberry, James M. Harrison and Willard D. Finch, III. Of the Shares owned by the ESOP, 831,406 Shares have been allocated to the accounts of participants in the ESOP. The allocated Shares are voted in accordance with instructions received from participants or, as to Shares for which no instructions are received, as directed by the co-trustees. The co-trustees also share voting power as to the 204,384 Shares which have not been allocated. The co-trustees share investment power as to all of the 1,035,790 Shares owned by the ESOP. In addition, the co-trustees of the ESOP own individually an aggregate of 203,933 Shares as to which they have sole voting and investment power including 109,146 Shares which could be acquired within 60 days upon the exercise of options and a total of 37,707 Shares which have been allocated to their accounts under the ESOP as to which they have sole voting power.

(4) These Shares do not include 6,358 Shares which are owned by his wife as to which Mr. Bowman disclaims beneficial ownership.

(5) These Shares do not include 7,333 Shares which are owned by his wife as to which Mr. Russell disclaims beneficial ownership.

                            DIRECTORS OF THE COMPANY

THE PARENT DESIGNEES

     Pursuant to the provisions of the Merger Agreement, the Parent may designate from among the persons identified below the persons to be elected to the Board at such time as the Offeror has purchased such number of Shares as represents at least a majority of the outstanding Shares and from time to time thereafter, in such number as will give the Parent representation on the Board equal to the product of the number of directors on the Board multiplied by the percentage that such number of Shares so purchased bears to the number of Shares outstanding. At the request of the Parent, the size of the Board will be increased and/or current directors will resign in order for the Parent Designees to be elected. The Parent has informed the Company that each of the Parent Designees has consented to act as a director if so designated.

     None of the directors of the Parent or the Offeror currently is a director of, or holds any position with, the Company. The Company has been advised that, to the best knowledge of the Parent and the Offeror, none of the Parent's or Offeror's directors or their affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

     Set forth below are the names, ages, present principal occupations or employment and five-year employment history of the Parent Designees. Unless otherwise indicated, each person identified below has as a business address, Nelson Place at Elm Hill Pike, P.O. Box 141000, Nashville, Tennessee 37214-1000.

  NAME AND YEAR FIRST BECAME
    DIRECTOR OF THE PARENT              PRINCIPAL OCCUPATION AND OTHER INFORMATION(1)
------------------------------  -------------------------------------------------------------
Sam Moore.....................  Chairman of the Board of Directors, Chief Executive Officer,
  1961                          President and a Director of the Parent since its founding in
                                1961. Mr. Moore is the father of S. Joseph Moore. Mr. Moore is 65 years of age.
S. Joseph Moore...............  Appointed Executive Vice President of the Parent in 1995,
  1995                          and, prior to such appointment, Mr. Moore served as
                                Divisional Vice President of the Parent in various capacities since 1991. Mr. Moore is also the sole director and President of the Offeror, elected to such positions in September 1995 upon the formation of the Offeror. S. Joseph Moore is the son of Sam Moore. He is 32 years of age.
Brownlee O. Currey, Jr........  Chairman of the Board and President of the Nashville Banner
  1984                          Publishing Company, a newspaper company, a Director of OCC,
                                Inc., the principal subsidiary of Osborn Communications
                                Corporation, a diversified media company, and A+
                                Communications, Inc., a provider of paging communications and telemessaging services. Mr. Currey is 67 years of age.
W. Lipscomb Davis, Jr.........  Partner of Hillsboro Enterprises, an investment company, and
  1984                          a Director of SunTrust Bank, Nashville, N.A., a Tennessee
                                bank, American General Corporation, an insurance holding
                                company, and Genesco, Inc., a consumer products company. Mr.
                                Davis is 64 years of age.
Robert J. Niebel, Sr..........  Senior Vice President of 20th Century Christian, Inc., a
  1973                          publishing company. Mr. Niebel is 57 years of age.
Millard V. Oakley.............  Businessman managing private investments. Mr. Oakley is 65
  1972                          years of age.

  NAME AND YEAR FIRST BECAME
    DIRECTOR OF THE PARENT              PRINCIPAL OCCUPATION AND OTHER INFORMATION(1)
------------------------------  -------------------------------------------------------------
Joe M. Rodgers................  Chairman of the JMR Group (investments), a Director of AMR
  1992                          Corporation, an airline, BellSouth Telecommunications, a
                                telecommunications company, Gaylord Entertainment Company, a diversified entertainment and communications company, Gryphon
                                Holding, Inc., an insurance company, LaFarge Corp., a cement and construction materials company, and Willis Corroon plc, an insurance holding company. Mr. Rodgers previously was the
                                Chairman and CEO of Berlitz International from December 1991 until February 1993. Mr. Rodgers is 61 years of age.
Cal Turner, Jr................  Chairman and Chief Executive Officer of Dollar General Corp.,
  1991                          an operator of general merchandise stores, and a Director of
                                First American Corporation, a Tennessee bank holding company, and Shoney's, Inc., a national restaurant company. Mr. Turner is 55 years of age.
Andrew J. Young...............  Vice President of Law Companies Group, an engineering
  1993                          company. Chairman of the Atlanta Commission for Olympic
                                Games, and a Director of Delta Airlines and Host Marriott
                                Corporation, a lodging company. Mr. Young previously served as the Mayor of Atlanta, Georgia from 1980 to 1990. Mr. Young is 63 years of age.

---------------
(1) Unless otherwise indicated, each person has been an employee of the firm(s) listed as his principal occupation for more than the last five years.

CURRENT DIRECTORS

     Set forth below are the names, ages, present principal occupations or employment, five-year employment history of, and number of Shares and percentage of outstanding Shares held by the current directors of the Company.

                                                                                     SHARES
                                                                                  BENEFICIALLY
  NAME AND YEAR FIRST BECAME               PRINCIPAL OCCUPATION AND             OWNED AND PERCENT
   DIRECTOR OF THE COMPANY                   OTHER INFORMATION(1)                  OF CLASS(2)
------------------------------  ----------------------------------------------  -----------------
Robert G. Bowman(b)(c)........  Chairman of the Board of the Company. Mr.            498,894
  1947                          Bowman was President of the Company from 1952        (6.7%)
                                to 1986. He is 73 years of age and is a first
                                cousin of John G. Russell.
Joanna Bradshaw(a)............  Senior Vice President of Merchandising Dansk          3,994
  1991                          International Designs (housewares) 1994 to           (.05%)
                                present; President & CEO Conran's
                                Habitat -- Retail (home furnishings)
                                1993 -- 1994. Prior thereto Ms. Bradshaw was
                                President of Home Ltd., New York, NY, (home
                                furnishings) 1988-1993. Ms. Bradshaw is 56
                                years of age.
Richard E. Cheney(a)(c)(d)....  Financial Consultant and former Chairman, Hill       49,888
  1985                          and Knowlton, Inc. Mr. Cheney is 73 years of         (.67%)
                                age and is a Director of Chattem, Inc.,
                                Chattanooga, TN (manufacturer of toiletries
                                and proprietary drugs), and HoloPak
                                Technologies Inc., New Jersey (foil stamping).
Rudolph Eberstadt, Jr.(a).....  Managing Director, Investment Evaluation             44,089
  (c)(d)                        Associates, New Canaan, CT (merchant banking).       (.59%)
  1972                          Mr. Eberstadt is 71 years of age.

                                                                                     SHARES
                                                                                  BENEFICIALLY
  NAME AND YEAR FIRST BECAME               PRINCIPAL OCCUPATION AND             OWNED AND PERCENT
   DIRECTOR OF THE COMPANY                   OTHER INFORMATION(1)                  OF CLASS(2)
------------------------------  ----------------------------------------------  -----------------
Robert Garrett(a).............  President, Robert Garrett & Sons, Inc., New           8,624
  1987                          York, NY (merchant banking) and President, Ad        (.12%)
                                Media Corporate Advisors Inc., New York, NY.
                                Mr. Garrett is 58 years of age and is also a
                                Director of Mickelberry Corporation, New York,
                                NY (holding company, advertising and
                                marketing).
James M. Harrison.............  Executive Vice President -- Chief Operating        244,507(3)
  1990                          Officer (1994), Vice President -- Finance of         (3.3%)
                                the Company (1988), Treasurer and Secretary
                                (1989). Mr. Harrison is 43 years of age.
Barbara M. Henagan(a).........  Senior Managing Director, Bradford Ventures       1,025,262(4)
  1991                          Ltd., New York, NY (private investment firm)         (13.8%)
                                since 1991; Managing Director 1990 -- 1991.
                                General Partner, Bradford Associates since
                                1986. Ms. Henagan is 36 years of age, a
                                Director of Central Sprinkler, Pennsylvania
                                (fire suppression), and is also a Director of
                                various privately held companies.
Willard J.                      Partner in the law firm of Cummings &                20,000
  Overlock(b)(c)(d)...........  Lockwood, Stamford, CT, General Counsel to the       (.27%)
  1962                          Company. Mr. Overlock is 72 years of age.
Frank A. Rosenberry(b)(c).....  President and Chief Executive Officer of the       338,457(3)
  1984                          Company. Joined the Company in 1983 as a Vice        (4.5%)
                                President. Mr. Rosenberry is 57 years of age.
John G. Russell(b)............  Consultant, Fairfield, CT. Mr. Russell is 67         403,082
  1962                          years of age. From 1968 to 1987, Mr. Russell         (5.4%)
                                was Senior Vice President -- Publisher of the
                                Company. He is a first cousin of Robert G.
                                Bowman.
Robert J. Simon(b)(c).........  Senior Managing Director, Bradford Ventures        911,929(5)
  1989                          Ltd., New York, NY (private investment firm)         (12.3%)
                                since 1991; Managing Director 1990-1991.
                                General Partner, Bradford Associates since
                                1988. Mr. Simon is 36 years of age, and also
                                is Chairman and a Director of HoloPak
                                Technologies Inc., New Jersey (foil stamping);
                                The Sunbelt Companies, Inc., Greenville, SC
                                (home improvement centers); ADCO Technologies,
                                Inc., Jackson, Michigan (specialty chemicals),
                                and Tufco Technologies, Inc., Dallas, Texas
                                (converting and printing). Mr. Simon is also a
                                Director of various privately held companies.

---------------
(1) Unless otherwise indicated, the occupations have been the principal occupations of the named individuals for the past five years.

(2) See Note (1) on page 3 hereof for discussion of beneficial ownership. Information as to beneficial ownership is given as of October 18, 1995.

(3) Messrs. Harrison and Rosenberry are two of the three trustees of the ESOP and share voting and investment power over the Shares owned by such plan as described in Note (3) to the table on page 3 hereof. Additionally, of the Shares represented, 19,400 Shares and 79,013 Shares, respectively, represent Shares which may be acquired within 60 days through the exercise of stock options by Messrs. Harrison and Rosenberry. See Note (3) to the table on page 3 hereof.

(4) Of this total, Ms. Henagan has sole investment power over 6,751 Shares including three trusts holding an aggregate of 1,203 Shares of which she is the trustee, shared voting power over 1,025,262 Shares and shared investment power over 924,819 Shares. See Note (2) to the table on page 3 hereof.

(5) Of this total, Mr. Simon has sole investment power over 4,453 Shares, shared voting power over 911,929 Shares and shared investment power over 405,743 Shares. See Note (2) to the table on page 3 hereof.

(a) Member of the audit committee of the Board.

(b) Member of the nominating committee of the Board.

(c) Member of the executive committee of the Board.

(d) Member of the stock option committee of the Board.

     As of October 18, 1995, the executive officers and directors of the Company as a group (15 persons) beneficially owned an aggregate of 2,621,258 Shares (or 34.6% of the outstanding Shares) (including 133,080 Shares which could be acquired within 60 days upon the exercise of options). Of this total, individual members of the group have sole voting and investment power over 1,391,612 Shares and shared voting and investment power over 1,229,646 Shares. Of this total, Willard D. Finch, III and Steven P. Mack, executive officers of the Company, owned 29,737 and 38,486 Shares, respectively (including 10,733 and 19,534 Shares, respectively, which could be acquired within 60 days upon exercise of options), constituting .40% and .52% of the outstanding Shares. The total number of Shares beneficially owned by such executive officers and directors does not include any Shares owned solely by the beneficial owner's spouse.

EXECUTIVE OFFICERS OF THE COMPANY

     Listed below are the executive officers of the Company, their ages as of October 18, 1995, present positions with the Company and years in office. The term of office of each extends until the organization meeting of the Board following the Annual Meeting of Stockholders or until removal by the Board. None of the named officers has been elected pursuant to any arrangement or understanding with any other person, and none has any family relationship with any other executive officer, except as noted below:

                                       YEARS IN
                                         LAST
            NAME              AGE      POSITION                     POSITION AND OFFICE
----------------------------  ---   --------------     ---------------------------------------------
Robert G. Bowman(a).........  73          43           Chairman of the Board since 1952; President
                                                       and Chief Executive Officer 1952-1986;
                                                       Chairman of the Board and Chief Executive
                                                       Officer 1986-1988; Director of the Company
                                                       since 1947.
Frank A. Rosenberry.........  57           7           President and Chief Executive Officer since
                                                       1988; President and Chief Operating Officer
                                                       1986-1988; Senior Vice President -- Corporate
                                                       Development 1983-1985; Director of the
                                                       Company since 1984.
James M. Harrison...........  43          --           Executive Vice President and Chief Operating
                                                       Officer since 1994; Vice President -- Finance
                                                       of the Company 1988-1994; Secretary and
                                                       Treasurer since 1989; Director of the Company
                                                       since 1990.
Willard D. Finch, III.......  48           6           Vice President -- Manufacturing since 1989;
                                                       Assistant Vice President -- Manufacturing
                                                       1988-1989; Plant Manager 1976-1988;
                                                       Production Manager 1971-1976.
Steven P. Mack(a)...........  44           7           Vice President -- Product Development since
                                                       May 1988; Vice President -- Creative Papers
                                                       1984-1988; Group Product Manager 1974-1984.
J. Ted Theriault............  50          --           Vice President -- Sales since September 1994;
                                                       National Accounts Manager 1993-1994;
                                                       Independent Sales Consultant 1991-1993; prior
                                                       thereto Vice President Sales and Marketing of
                                                       the Ingredient Technology Division of
                                                       Crompton and Knowles, Inc., Stamford, CT.

                                       YEARS IN
                                         LAST
            NAME              AGE      POSITION                    POSITION AND OFFICE
            ----              ---      --------                    -------------------
Joseph O'Brien..............  45          --           Vice President -- Marketing since May 1994;
                                                       Executive Director of Marketing 1992-1994;
                                                       prior thereto a Group Product Manager with
                                                       Gibson Greetings, Inc. of Cincinnati, OH.

---------------
(a) Mr. Bowman is Mr. Mack's father-in-law.

    COMMITTEES OF THE BOARD

     There were five regularly scheduled meetings and one special meeting of the Board during the last fiscal year. The Company has an executive committee, an audit committee, a nominating committee and a stock option committee of the Board.

     The executive committee has the authority during intervals between meetings of the Board to exercise the powers of the Board (except for certain powers reserved solely for the Board). There were two meetings of the executive committee in 1994.

     The audit committee's principal functions are to recommend to the Board the appointment of the independent auditors and to review the performance and scope of audit and non-audit services to be provided by the independent auditors. There was one meeting of the audit committee in 1994.

     The function of the nominating committee is to review and recommend to the Board nominees for election as directors, including incumbent directors. The nominating committee met in March 1994 and recommended the nominees proposed by the Board for election as directors at the 1994 Annual Meeting of Stockholders.

     The nominating committee will consider nominees recommended by stockholders for election as directors at an annual meeting of stockholders but does not intend to solicit such recommendations. In order to receive consideration, all such recommendations must be in writing, addressed to the Chairman of the Nominating Committee, c/o the Secretary of the Company, and must include a reasonable amount of biographical information about the person recommended, contain a statement as to why the stockholder believes such person to be well qualified to serve as a director, contain the written consent of the proposed nominee to the submission of such information and the recommendation, and be received by the Secretary no later than the November 30 preceding the annual meeting of stockholders for which such person's nomination is recommended.

     The principal function of the stock option committee is to administer the 1988 Stock Option Plan for Key Employees (the "Option Plan") which was adopted by the Board in 1988 and approved by the stockholders in 1989, including determining employees to whom options will be granted and the terms and conditions of all option agreements. There were two meetings of the stock option committee in 1994.

     During the last fiscal year, all directors attended at least 75% of the aggregate of all meetings of the Board and the committees on which they served.

               REPORT ON EXECUTIVE COMPENSATION BY THE EXECUTIVE
                      COMMITTEE OF THE BOARD OF DIRECTORS

     The Executive Committee of the Board (the "Committee") with the exception of Mr. Rosenberry, is comprised of directors who are not employees of the Company. The Committee is responsible for establishing and administrating the Company's executive compensation programs. When the Committee considers such matters, Mr. Rosenberry is recused from the Committee's discussions.

                     COMPENSATION PHILOSOPHY AND OBJECTIVES

     The philosophy underlying the development and administration of the Company's annual long-term compensation plans is the alignment of the interests of executive management with those of the stockholders. Key elements of this philosophy are:

          - Providing the executive with a base salary which is competitive with executive salaries for comparable companies in its geographical area to enable the Company to attract and retain the highly qualified executive officer.

          - Establishing compensation plans which deliver pay commensurate with the Company's performance, as measured by operating, financial and strategic objectives.

          - Providing significant equity-based incentives for executives to ensure that they are motivated over the long term to respond to the Company's business challenges and opportunities from an ownership standpoint.

     Executive base salaries are structured so that such salaries are competitive when compared to other companies of comparable size and geographical location. The incentive compensation or annual bonus plan is a vehicle by which executives can earn additional compensation depending upon Company performance relative to certain annual objectives. The key Company objectives are its relative growth and operating results which the Board believes are critical to the Company's fundamental goal, that of building stockholder value.

     One of the Company's equity-based incentive programs is the Option Plan. The ultimate value of the stock options granted to executive officers under the Option Plan is tied to the value of the Shares, thus providing additional incentive for executives to build stockholder value. Options granted under the Option Plan have an average life of eight years and vest over five years.

     In addition to the Option Plan, the primary retirement/savings vehicle which is Company-sponsored for executives, as well as all other full-time employees, is the ESOP. The ESOP provides for the quarterly contribution of amounts equal to 6% of the executive's then compensation. The proceeds of this contribution are used to purchase Shares of Company stock in the ESOP, thereby increasing the executive's ownership position in the Company and providing further incentive for the executive to build stockholder value.

                    COMPANY PERFORMANCE AND CEO COMPENSATION

     Over the past three years the Company has experienced only modest growth in sales and inconsistent earnings and, as a result, under the incentive compensation program as well as the Option Plan, the C.E.O., Frank A. Rosenberry, has been awarded the amounts reflected in the following tables. During 1994, the Company experienced a large operating loss at its Rytex subsidiary and failed to meet its financial goals (a combination of sales, operating income and earnings per share). In light of these circumstances, Mr. Rosenberry received no annual bonus under the incentive compensation plan. Furthermore, Mr. Rosenberry received no salary adjustment as of December 31, 1994 for the forthcoming year.

MEMBERS OF THE EXECUTIVE COMMITTEE:

     Robert G. Bowman, Chairman
     Richard E. Cheney
     Rudolph Eberstadt, Jr.
     Willard J. Overlock
     Frank A. Rosenberry
     Robert J. Simon

               EXECUTIVE COMPENSATION SUMMARY COMPENSATION TABLE

     The following information is furnished for the years ended December 31, 1994, 1993 and 1992 with respect to the Company's Chief Executive Officer and each of the other executive officers of the Company whose salary and bonus exceeded $100,000 during 1994.

                              ANNUAL COMPENSATION

                                                                          SHARES
                                                                        UNDERLYING
                                                                          OPTION          ALL OTHER
    NAME AND PRINCIPAL POSITION       YEAR      SALARY       BONUS       GRANTED       COMPENSATION(1)
------------------------------------  ----     --------     -------     ----------     ---------------
Frank A. Rosenberry.................  1994     $233,200          --         None           $16,104
  Chief Executive Officer             1993     $220,000          --       20,000           $15,448
                                      1992     $220,000          --         None           $17,182
James M. Harrison...................  1994     $159,000          --       15,000           $11,715
  Executive Vice President,           1993     $150,000          --       10,000           $11,849
  Chief Operating Officer             1992     $150,000     $10,000        4,000           $12,352
Willard D. Finch, III...............  1994     $127,200          --         None           $ 9,432
  Vice President, Manufacturing       1993     $120,000          --        7,500           $ 9,600
                                      1992     $120,000     $10,000        4,000           $ 9,613
Steven P. Mack......................  1994     $121,900          --         None           $ 9,039
  Vice President, Product             1993     $115,000          --        7,500           $ 8,625
     Development
                                      1992     $115,000          --        4,000           $ 9,285

---------------
(1) Represents contributions by the Company in respect of the named officer under the ESOP and the Company's Savings and Investment Plan.

DIRECTOR COMPENSATION

     Each director who is not also an employee of the Company receives a fee of $1,000 per meeting attended of the Board and $1,000 per meeting attended of the committees thereof on which he serves other than the stock option committee. In addition, each director who is not also an employee of the Company receives, at the end of each year, Shares having a fair market value as of the end of that year equal to $1,000 times the number of meetings of the Board, but not the meetings of the committees thereof, attended during that year. Under certain circumstances directors may receive cash in lieu of such Shares.

OTHER COMPENSATION MATTERS

     The Company has entered into employment agreements (as amended) with each of Messrs. Rosenberry, Harrison, Finch and Mack (the "Employment Agreements") pursuant to which the Company will employ them until December 31, 1997, provided, however, that prior to expiration of such period (i) the Company may terminate such employee's employment for cause (as defined in the Employment Agreements) or disability and (ii) such employment will automatically terminate at death. In addition, prior to a change in control or a potential change in control of the Company (as defined in the Employment Agreements), if any, the Company may terminate these agreements upon the payment to the employee by the Company of twelve months' salary. If the Company terminates the employee's employment other than for death, cause or disability following a change in control or potential change in control, the employee shall be entitled to a lump-sum severance payment which shall be equal to 2.99 times the sum of (i) the employee's annual salary as of the date of termination (as defined in the Employment Agreements) and (ii) the aggregate bonus received by such employee in respect of the three full years prior to the date of termination divided by three. As part of the severance payment, such employee, at his election, shall be entitled to a cash payment in respect of all or any portion of options for Shares held by such employee based on the difference between the exercise price and the value of the stock determined under a formula. The employee shall also be entitled to such severance payment if, following a change in control, such employee terminates his employment with the Company for good reason (as defined in the Employment Agreements). During the period of employment and thereafter, each such employee covenants not to divulge or use, directly or indirectly, any confidential or proprietary information with respect to the Company; each employee also covenants not to be associated in any manner with any competitive business within the United States during the term of the Employment Agreement and for the year following such termination. Under the Employment Agreements, the current salaries per annum of Messrs. Rosenberry, Harrison, Finch and Mack are $233,200, $175,000, $135,000, and $135,000, respectively.

The Merger Agreement provides that as of the consummation of the Offer, the Parent shall assume and agree to perform the Employment Agreements in the same manner and to the same extent that the Company is then required to perform them.

     The Company has entered into a supplementary salary continuance agreement with its Chairman, Mr. Bowman (the "Supplementary Salary Continuance Agreement"). The Supplementary Salary Continuance Agreement with Mr. Bowman provides for annual payments of $52,400. Payments to Mr. Bowman will terminate on December 31, 2003. In the case of Mr. Bowman's death prior to December 31, 2003, an amount equal to 50% of the amount payable under the Supplementary Salary Continuance Agreement will be payable to Mr. Bowman's spouse if then living.

     The Company and Mr. Russell have also entered into an agreement (the "Russell Agreement") whereby Mr. Russell is being paid an annual retirement allowance of $43,348 through January 31, 2008. In the event of Mr. Russell's death during the period in which he is entitled to receive a retirement allowance, 50% of the retirement allowance will be paid to his spouse until the earlier of January 31, 2008 or her death.

     The Supplementary Salary Continuance Agreement and the Russell Agreement will continue to be obligations of the Company following the consummation of the transactions contemplated by the Merger Agreement.

                               PERFORMANCE GRAPH

     The following line graph compares the Company's cumulative total stockholder return (common stock price appreciation plus dividends, on a reinvested basis) over the last five fiscal years with the Standard and Poor's 500 Index and a market value peer group.

                     COMPARATIVE FIVE-YEAR TOTAL RETURNS(1)
          THE C.R. GIBSON COMPANY, S&P 500, MARKET VALUE PEER GROUP(2)
                     (PERFORMANCE RESULTS THROUGH 12/31/94)

      MEASUREMENT PERIOD
    (FISCAL YEAR COVERED)             GIB           S&P 500       PEER GROUP
1989                                    100.00          100.00          100.00
1990                                     67.19           96.83           85.32
1991                                    140.06          126.38          107.18
1992                                    107.46          136.22          110.23
1993                                    132.44          149.82          118.52
1994                                    102.53          151.81          113.15

Assumes $100 invested at the close of trading on the last trading day preceding the first day of the fifth preceding fiscal year in GIB common stock, S&P 500, and Market Value Peer Group.
---------------
(1) Cumulative total return assumes reinvestment of dividends.

(2) The Company does not believe it can reasonably identify an industry peer group or a published industry or line of business index which contains companies in a similar line of business. The market value peer group presented consists of eighty-one companies, listed on the American Stock Exchange, with market values similar to the Company (between $50-75 million).

                                          Source: Frank Russell Company

                               STOCK OPTION PLAN

     The Option Plan was approved by stockholders at the 1989 Annual Meeting of Stockholders. Under the Option Plan options to purchase 575,896 Shares have been granted by the stock option committee of the Board to 28 key employees of the Company. Under the Option Plan, the option price shall not be less than 100% of the fair market value of the Shares on the date the option is granted. The term of each option is for such period as the stock option committee determines, but as to any portion of an option the term may not be more than five years from the first date of exercisability and the term of an option may not be more than ten years. Notwithstanding the foregoing, options outstanding under the Option Plan become immediately exercisable in full in the event of a change in control (as defined in the Option Plan) of the Company. In the event of termination of employment (other than for cause (as defined in the Option Plan)), retirement, disability or death, an option under the Option Plan may be exercised for varying periods of time but only to the extent exercisable at the date of termination of employment, retirement, disability or death and in no event after the expiration of the term of the option.

     Pursuant to the Merger Agreement as of the Effective Time (as defined in the Merger Agreement), each option to purchase Shares which is then outstanding and unexercised, whether pursuant to the Option Plan or otherwise and whether or not exercisable, by virtue of the Merger (as defined in the Merger Agreement) automatically shall be converted into the right to receive cash in an amount equal to (i) the excess of the highest price paid per Share pursuant to the Offer over the exercise price per Share provided in such option multiplied by
(ii) the number of Shares subject to the option.

               STOCK OPTIONS TRANSACTIONS DURING LAST FISCAL YEAR

     The following table contains information concerning the grant of stock options under the Option Plan to the four executive officers of the Company who are named in the Summary Compensation Table:

              STOCK OPTION GRANTS FOR YEAR ENDED DECEMBER 31, 1994

                                                                                                    POTENTIAL
                                                                                               REALIZABLE VALUE AT
                                            INDIVIDUAL GRANTS                                  ASSUMED ANNUAL RATES
                   --------------------------------------------------------------------           OF STOCK PRICE
                     NUMBER OF       % OF TOTAL STOCK                                            APPRECIATION FOR
                      SHARES          OPTIONS GRANTED       EXERCISE OR                         STOCK OPTION TERM
                    UNDERLYING         TO EMPLOYEES        BASE PRICE(3)     EXPIRATION     --------------------------
      NAME         OPTIONS(#)(1)        IN 1994(2)            ($/SH)           DATES          5%(4)          10%(4)
-----------------  -------------     -----------------     -------------     ----------     ----------     -----------
F.A.
  Rosenberry.....        None                 --                  --                 --            --              --
J.M. Harrison....      15,000               60.0%              $7.75          9/99-9/03      $ 55,504       $ 132,942
W.D. Finch.......        None                 --                  --                 --            --              --
S.P. Mack........        None                 --                  --                 --            --              --

---------------
(1) Stock options are exercisable ratably over five years, expiring five years after the date first exercisable.

(2) A total of 25,000 stock options were granted under the Option Plan in 1994 to 2 employees of the Company.

(3) The exercise price may be paid in cash, Shares valued at the fair market value on the date of exercise, or pursuant to a cashless exercise procedure under which the stock option holder provides irrevocable instructions to a brokerage firm to sell the purchased Shares and to remit to the Company, out of the sales proceeds, an amount equal to the exercise price plus all applicable withholding taxes.

(4) The dollar amounts under these columns are the result of calculations at the 5% and 10% annual appreciation rates for the term of the options (8 year average life) as required by the SEC, and, therefore, are not intended to forecast possible future appreciation, if any, of the stock price of the Company.

AGGREGATED OPTION EXERCISES IN 1994 AND YEAR-END OPTION VALUE TABLE

     The following information is furnished for the year ended December 31, 1994 with respect to the Company's Chief Executive Officer and each of the other executive officers of the Company who are named in the Summary Compensation Table, with respect to options outstanding at December 31, 1994. During 1994 there were no stock options exercised by the four executive officers of the Company who are named in the Summary Compensation Table.

                                              NUMBER OF SHARES UNDERLYING      VALUE OF UNEXERCISED
                                                  UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                       SHARES                    AT DECEMBER 31, 1994         AT DECEMBER 31, 1994(1)
                      ACQUIRED      VALUE     ---------------------------   ---------------------------
       NAME          ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-------------------  -----------   --------   -----------   -------------   -----------   -------------
F.A. Rosenberry....         --          --       65,014         31,253             --              --
J.M. Harrison......         --          --       11,600         27,400             --              --
W.D. Finch.........         --          --        8,433          9,734             --              --
S.P. Mack..........         --          --       15,901          9,734        $14,450              --

---------------
(1) This amount is the aggregate of the number of options multiplied by the difference between the closing price of the Shares on the American Stock Exchange on December 31, 1994 minus the exercise price for that option.

                    TRANSACTIONS WITH MANAGEMENT AND OTHERS

     In 1992, the Company announced its intention to repurchase up to $2,000,000 of Shares. In accordance with this announced intention, on March 18, 1994, the Company purchased 35,000 Shares from each of Bradford Venture Partners, L.P. and Overseas Private Investor Partners at a price of $8 per Share. On January 3, 1995 the ESOP purchased an aggregate of 150,000 Shares at a price of $7 per Share from Bradford Venture Partners, L.P. and Overseas Private Investor Partners. The Company advanced funds to the ESOP against future contributions to facilitate this purchase. Barbara M. Henagan and Robert J. Simon, directors of the Company, are general partners of the general partner of Bradford Venture Partners, L.P., and Overseas Private Investor Partners is an affiliate of Bradford Venture Partners, L.P.